Exhibit (a)(1)(I)

CyberOptics Reports Second Quarter Operating Results

Minneapolis, MN—July 23, 2008—CyberOptics Corporation (Nasdaq: CYBE) today reported operating results for the second quarter of 2008 ended June 30:

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Consolidated sales totaled $13,391,000, down modestly from $13,807,000 in this year’s first quarter and $13,974,000 in the second quarter of 2007. Sales for the current quarter exceeded CyberOptics’ previously-issued financial guidance for this period.

•	CyberOptics reported an operating loss of $733,000, compared to operating income of $159,000 in the first quarter and $1,274,000 in the second quarter of 2007.

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CyberOptics’ net loss came to $269,000 or $0.03 per diluted share, which included approximately $550,000 of pre-tax costs related to the previously announced transition of inspection systems-related R&D and manufacturing to Singapore. Results for the second quarter also included a write-down of $166,000 related to an available for sale equity investment, CyberOptics’ only such investment on which no further write-downs are anticipated. CyberOptics reported net income of $427,000 or $0.05 per diluted share in this year’s first quarter and $1,198,000 or $0.13 per diluted share in last year’s second quarter.

•	CyberOptics ended the second quarter of 2008 with cash and marketable securities of $45,713,000, compared to $47,740,000 at the end of the first quarter and $52,618,000 at the beginning of 2008.

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During this year’s second quarter, cash totaling $1,964,000 was used to repurchase approximately 210,000 CyberOptics shares under previously announced buyback authorizations. All authorizations have been canceled due to the implementation of a $15 million modified Dutch auction tender offer for CyberOptics’ common stock. The Dutch tender commenced June 30 and will expire on July 29, unless extended by CyberOptics.

Kathleen P. Iverson, president and chief executive officer, commented: “Our operating results were driven by higher than forecasted sales of inspection systems, which increased 10% from this year’s first quarter to $6,112,000. This solid growth helped offset continued pricing pressures on these products in Asia, the impact of the Singapore transition costs and the equity investment write-down. Sales of electronic assembly sensors were at forecasted levels in the second quarter, while sales of our WaferSense family of wireless sensors for semiconductor manufacturing almost doubled from the year-earlier level to $430,000.”

She continued: “We are very encouraged by the progress of our systems business, which is benefiting from a variety of factors, including the continued miniaturization of electronic components, which is making automated inspection a necessity for ensuring product quality. This growing need has helped free our systems business from being solely reliant upon expansions in SMT production capacity, since a substantial portion of our systems business involves the retrofitting of existing production lines with our solder paste or AOI inspection systems, or both. Reflecting this positive trend, we added 10 new systems customers during the second quarter, in addition to receiving a significant order for our Flex Ultra automated optical inspection (AOI) systems from an Asian original design manufacturer. We anticipate continued growth opportunities for our systems business going forward.”

Iverson added: “At this time, we are anticipating sharply lower sales of electronic assembly sensors in the third quarter across all of our OEM customers, reflecting what we believe to be the onset of a period of slowing growth in new SMT production capacity due to weakening global economic conditions. This development is expected to be offset partly by our forecast for the continued growth of our inspection systems business. For the third quarter of 2008 ending September 30, we are forecasting sales of $11.5 to $12.5 million and a net loss of $0.12 to $0.17 per diluted share, which will include pre-tax Singapore transition costs of approximately $600,000. Our third quarter guidance also incorporates continued gross margin pressures due to high system sales, which carry a lower gross margin, in addition to ongoing investment in higher performing and cost-reduced next generation systems and inspection technologies.”

The transition of systems-related R&D to Singapore is scheduled for completion by late 2008 as planned. CyberOptics has maintained its Minneapolis-based systems R&D during the establishment of an R&D operation in Singapore, which has resulted in duplicated R&D costs. Total R&D spending is expected to decrease starting at the end of the fourth quarter as the transition process nears completion and the Minneapolis R&D function for systems is phased out. Sensor-related product development will remain at CyberOptics’ Minneapolis headquarters. Manufacturing of a next-generation solder paste inspection system is scheduled to commence in Singapore later this year, while all systems manufacturing should be transitioned to Singapore during the first half of 2009. The realignment of the systems business, which is forecasted to yield significant cost savings, will result in a more effective and focused R&D effort that should position CyberOptics for generating higher levels of profitable growth over the next few years.

Steven K. Case, chairman and founder, said: “As we have stated previously, CyberOptics has been aggressively pursuing several promising inspection opportunities with OEM and end user customers. Three of these opportunities are nearing the contract phase, while another is in the proposal stage. The R&D efforts related to these projects are creating new technologies designed to lower the cost of inspection and provide faster production through-put speeds, better ease of use, and improved resolution for inspecting progressively smaller electronic components. At the same time, our next-generation solder paste inspection system, which incorporates a cost-reduced platform, should relieve some of the margin pressure on our inspection business, while providing for continued revenue growth. We believe the various product development initiatives currently underway will position CyberOptics for stronger operating results as the global electronics industry returns to a growth footing.”

About CyberOptics

Founded in 1984, CyberOptics Corporation is a leading provider of sensors and inspection systems that provide process yield and through-put improvement solutions for the global electronic assembly and semiconductor capital equipment markets. Our products are deployed on production lines that manufacture surface mount technology circuit boards and semiconductor process equipment. By increasing productivity and product quality, our sensors and inspection systems enable electronics manufacturers to strengthen their competitive positions in highly price-sensitive markets. Headquartered in Minneapolis, Minnesota, we conduct worldwide operations through facilities in North America, Asia and Europe.

Statements regarding the Company’s anticipated performance are forward-looking and therefore involve risks and uncertainties, including but not limited to: market conditions in the global SMT and semiconductor capital equipment industries; increasing price competition and price pressure on our product sales, particularly our SMT systems; the level of orders from our OEM customers; the availability of parts required for meeting customer orders; the effect of world events on our sales, the majority of which are from foreign customers; product introductions and pricing by our competitors; unanticipated costs or delays associated with the transition of engineering and manufacturing for SMT Systems to Singapore; a change in our anticipated timing of Assembleon’s transition away from our alignment sensors, success of anticipated new OEM and end user opportunities and other factors set forth in the Company’s filings with the Securities and Exchange Commission.

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For additional information, contact:

Jeffrey A. Bertelsen, Chief Financial Officer

763/542-5000

Richard G. Cinquina

Equity Market Partners

904/415-1415

Second Quarter Conference Call and Replay

CyberOptics will review its second quarter operating results in a conference call at 4:30 pm Eastern today. Investors can access a live webcast of the conference call by visiting the investor relations section of the CyberOptics website, www.cyberoptics.com. The webcast will be archived for 30 days. A replay of the conference call can be heard through July 30 by dialing 303-590-3000 and providing the 11112078 confirmation code.

CyberOptics Corporation

Condensed Consolidated Statements of Operations (Unaudited)
(In thousands, except per share amounts)	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Revenue	$13,391	$13,974	$27,198	$27,715
Cost of revenue	7,469	6,880	14,837	13,489
Gross profit	5,922	7,094	12,361	14,226
Selling, general and administrative expenses	3,865	3,573	7,295	7,154
Research and development expenses	2,560	2,201	5,172	4,533
Severance and transition expenses	185	—	378	—
Amortization of intangibles	45	46	90	91
Income (loss) from operations	(733)	1,274	(574)	2,448
Interest income and other	245	559	763	1,118
Income (loss) before income taxes	(488)	1,833	189	3,566
Provision (benefit) for income taxes	(219)	635	31	1,215
Net income (loss)	$(269)	$1,198	$158	$2,351
Net income (loss) per share – Basic	$(0.03)	$0.13	$0.02	$0.26
Net income (loss) per share – Diluted	$(0.03)	$0.13	$0.02	$0.26
Weighted average shares outstanding – Basic	8,283	8,901	8,433	8,890
Weighted average shares outstanding – Diluted	8,283	8,988	8,471	8,980

Condensed Consolidated Balance Sheets (Unaudited)
	June 30, 2008	Dec. 31, 2007
Assets
Cash and cash equivalents	$11,309	$18,864
Marketable securities	11,337	11,953
Accounts receivable, net	10,791	9,781
Inventories	10,235	10,640
Other current assets	2,113	1,466
Deferred tax assets	2,575	2,575
Total current assets	48,360	55,279

Marketable securities	23,067	21,801
Intangible and other assets, net	6,260	6,276
Fixed assets, net	2,243	1,944
Other assets	198	—
Deferred tax assets	1,739	1,739
Total assets	$81,867	$87,039

Liabilities and Stockholders’ Equity
Accounts payable	$3,922	$3,209
Accrued expenses	3,617	4,131
Total current liabilities	7,539	7,340

Other liabilities	1,599	1,583
Total liabilities	9,138	8,923

Total stockholders’ equity	72,729	78,116
Total liabilities and stockholders’ equity	$81,867	$87,039

Backlog Schedule:
3rd Quarter 2008	$4,603
4th Quarter 2008 and thereafter	869
Total backlog	$5,472